EXHIBIT 99.1                            EARNINGS NEWS RELEASE DATED JUNE 5, 2002

                                                                   NEWS FROM UTi

Contacts:

Lawrence R. Samuels                          Cecilia Wilkinson/Julie MacMedan
Chief Financial Officer                      PondelWilkinson MS&L
UTi Worldwide Inc.                           310.207.9300
310.604.3311                                 investor@pondel.com

           UTi WORLDWIDE REPORTS GAINS IN REVENUE AND OPERATING INCOME
                          FOR FISCAL 2003 FIRST QUARTER

     -- RESULTS ACHIEVED DESPITE DECLINE IN U.S. AIRFREIGHT EXPORT MARKET --

Rancho Dominguez, California -- June 5, 2002 -- UTi Worldwide Inc. (NasdaqNM:UTIW) today reported operating results for the first fiscal 2003 quarter ended April 30, 2002.

Gross revenues climbed 10 percent to $235.7 million in the fiscal 2003 first quarter, from $215.0 million in the year-ago period. Net revenues for the quarter totaled $76.9 million, up 4 percent from $74.2 million in the same quarter of fiscal 2002. UTi's net revenue in Europe was up 47 percent, including results from the January 2002 acquisition of Grupo SLi, while the Asia Pacific region maintained growth in revenue during the quarter. Africa also recorded strong performance through the first quarter, although their results were obscured by the 29 percent decline in the South African rand versus a year ago.

For the consolidated results based on the exchange rates in effect for the first quarter of fiscal 2002, gross revenue would have been $246.9 million, an increase of 15 percent, and net revenue would have been up 13 percent to $83.6 million. The Grupo SLi acquisition accounted for the majority of this $9.4 million increase in net revenues as measured on a constant currency basis.

Operating income rose 49 percent to $7.9 million in the current first quarter from $5.3 million a year ago. These results reflect the company's change in accounting for goodwill as it adopted SFAS No. 142 on February 1, 2002. If the change in accounting had taken place at the beginning of the prior year, operating income would have been $6.6 million in the first quarter of fiscal 2002 and the current quarter's growth in operating income would have been 20 percent. The company's operating profit margin, excluding the amortization of goodwill, improved 140 basis points in the first three months of fiscal 2003 to
10.3 percent of net revenues, from 8.9 percent for the same period a year ago. Cost management on higher net revenues drove operating margin improvement. The company noted that cost reduction in the Americas, on 9 percent lower net revenues in that region, was an important contributor to this overall performance.

Net income for the current first quarter increased 18 percent to $4.8 million, or $0.18 per diluted share, from net income of $4.0 million, or $0.16 per diluted share, for the corresponding fiscal 2002 period. Net income for the first quarter of fiscal 2003 reflects the benefit of the accounting change for goodwill amortization, offset by increases in non-operating expenses, primarily income taxes as the company's current effective tax rate was 29 percent compared to 17 percent for the comparable prior-year period.

As of April 30, 2002, UTi reported total cash and equivalents, net of bank lines of credit and short-term borrowings, of $58 million, up from $55 million at January 31, 2002 year-end.

"UTi posted a solid first quarter, with higher contributions from Europe providing a strengthened mix of revenues around the globe," said Roger I. MacFarlane, UTi's chief executive officer. "In addition, growth in our ocean freight and value-added warehousing businesses offset declines in airfreight net revenues, which were impacted by downward pressure on airfreight yields. The first quarter also underscored our employees' commitment to deliver for our customers worldwide.

"Airfreight shipment activity in the U.S. market remains weak as we enter the second quarter. While we have some concern that the recent surge of U.S. imports by ocean freight may be due in part to inventory corrections and accelerated shipping in anticipation of potential work stoppages in the western U.S. ports, we continue to be encouraged by the strength of our business and our ability to grow with our customers," added MacFarlane.

"Consistent with our five-year strategic plan called NextLeap, we are focused on achieving growth in net revenues, as well as pursuing our goal of operating margin improvement. To that end, we are maintaining tight cost controls, working to further streamline operating processes worldwide and striving to generate more volume through UTi's global network," MacFarlane said.

ABOUT UTi WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as coordination of shipping and storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve predictability and visibility and reduce the overall costs of their supply chains. The company has a global and diverse customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

INVESTOR CONFERENCE CALL

UTi management will host an investor conference call today, Wednesday, June 5, 2002, at 8:00 a.m. PDT (11:00 a.m. EDT) to review the company's financials and operations for the first quarter and to discuss future outlook. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.companyboardroom.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 5:00 p.m. PDT, Wednesday, June 19, 2002 on both Web sites. A telephonic playback of the conference call also will be available through 5:00 p.m. PDT, Wednesday, June 12, 2002, by calling 800-633-8284 (domestic) or 858-812-6440 (international) and using Reservation No. 20645346.

SAFE HARBOR STATEMENT

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its growth strategy and integration of acquisitions. Many important factors may cause the company's actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the company's effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the company's filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

                                 (Tables Follow)

UTi WORLDWIDE INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(in thousands, except share and per share amounts)

                                                  Three Months Ended April 30,
                                                 ------------------------------
                                                    2002               2001
                                                 ------------      ------------
                                                         (Unaudited)
Gross revenue:
    Airfreight forwarding                        $    131,057      $    120,692
    Ocean freight forwarding                           62,948            60,119
    Customs brokerage                                  13,997            13,474
    Other                                              27,656            20,687
                                                 ------------      ------------
      Total gross revenue                        $    235,658      $    214,972
                                                 ============      ============

Net revenue:
    Airfreight forwarding                        $     34,281      $     36,053
    Ocean freight forwarding                           14,828            13,397
    Customs brokerage                                  13,416            13,055
    Other                                              14,404            11,671
                                                 ------------      ------------
       Total net revenue                               76,929            74,176

Staff costs                                            39,620            39,250
Depreciation                                            2,337             2,306
Amortization of goodwill                                   --             1,263
Other operating expenses                               27,060            26,053
                                                 ------------      ------------
Operating income                                        7,912             5,304
Interest expense, net                                    (370)             (215)
Losses on foreign exchange                               (371)              (79)
                                                 ------------      ------------
Pretax income                                           7,171             5,010
Income tax expense                                     (2,078)             (848)
                                                 ------------      ------------
Income before minority interests                        5,093             4,162
Minority interests                                       (336)             (142)
                                                 ------------      ------------

Net income                                       $      4,757      $      4,020
                                                 ============      ============

Basic earnings per ordinary share                $       0.19      $       0.16
Diluted earnings per ordinary share              $       0.18      $       0.16

Number of weighted-average shares
 used for per share calculations:
  Basic shares                                     25,260,212        24,949,182
  Diluted shares                                   25,775,651        25,540,093


UTi WORLDWIDE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                          April 30,    January 31,
                                                            2002         2002
                                                          ---------    ---------
                                                         (Unaudited)
ASSETS
Cash and cash equivalents                                $  83,765    $  87,594
Trade receivables and other current assets                 216,841      204,384
                                                         ---------    ---------
    Total current assets                                   300,606      291,978

Property, plant and equipment, net                          33,957       31,185
Goodwill                                                    77,674       76,611
Investments                                                    226          215
Deferred income tax assets                                   1,615        1,431
Other non-current assets                                     3,475        3,191
                                                         ---------    ---------
        Total assets                                     $ 417,553    $ 404,611
                                                         =========    =========

LIABILITIES & SHAREHOLDERS' EQUITY

Bank lines of credit                                     $  13,537    $  21,062
Short-term borrowings                                       11,942       11,518
Current portion of capital lease obligations                 2,456        1,780
Trade payables and other current liabilities               190,837      178,698
                                                         ---------    ---------
    Total current liabilities                              218,772      213,058

Long-term borrowings                                           455        1,192
Capital lease obligations                                    6,527        5,726
Deferred income tax liabilities                              1,918        1,566
Retirement fund obligations                                    725          693
                                                         ---------    ---------
    Total long-term liabilities                              9,625        9,177

Minority interests                                           2,671        2,522
Shareholders' equity:
    Common stock                                           207,419      207,143
    Retained earnings                                       39,436       36,608
    Accumulated other comprehensive loss                   (60,370)     (63,897)
                                                         ---------    ---------
        Total shareholders' equity                         186,485      179,854
                                                         ---------    ---------

        Total liabilities and shareholders' equity       $ 417,553    $ 404,611
                                                         =========    =========


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

UTi WORLDWIDE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                               Three Months Ended April 30,
                                                               ---------------------------
                                                                  2002          2001
                                                                ---------    ---------
                                                                      (Unaudited)
OPERATING ACTIVITIES:
Net income                                                      $   4,757    $   4,020
Adjustments to reconcile net income to net cash
  provided by operations:
    Stock compensation costs                                           45           48
    Depreciation                                                    2,337        2,306
    Amortization of goodwill                                           --        1,263
    Deferred income taxes                                             481         (617)
    Gain on disposal of property, plant and equipment                 (68)         (17)
    Other                                                             336          141
    Changes in operating assets and liabilities:
        (Increase)/decrease in trade receivables and other
             current assets                                        (3,207)       7,800
         Increase/(decrease) in trade payables and other
             current liabilities                                    4,270       (7,724)
         Other                                                         --         (156)
                                                                ---------    ---------
    Net cash provided by operating activities                       8,951        7,064

INVESTING ACTIVITIES:

Purchases of property, plant and equipment                         (2,474)      (1,797)
Proceeds from disposal of property, plant and equipment               135          341
Acquisitions of subsidiaries and contingent earn-out payments      (1,793)      (1,767)
Other                                                                  (8)          (3)
                                                                ---------    ---------
    Net cash used in investing activities                          (4,140)      (3,226)

FINANCING ACTIVITIES:

(Decrease)/increase in bank lines of credit                        (7,537)       9,612
Long-term borrowings - advanced                                        91           21
Long-term borrowings - repaid                                        (867)          (8)
Repayments of capital lease obligations                              (468)        (520)
Decrease in minority interests                                       (190)        (153)
Net proceeds from the issuance of ordinary shares                     231           --
Other                                                                (970)        (615)
                                                                ---------    ---------
    Net cash (used in)/provided by financing activities            (9,710)       8,337
                                                                ---------    ---------

Net (decrease)/increase in cash and cash equivalents               (4,899)      12,175
Cash and cash equivalents at beginning of period                   87,594       98,372
Effect of foreign exchange rate changes                             1,070       (2,031)
                                                                ---------    ---------
Cash and cash equivalents at end of period                      $  83,765    $ 108,516
                                                                =========    =========



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

UTi WORLDWIDE INC.

SEGMENT REPORTING
(in thousands)

                                                         Three Months Ended April 30, 2002
                                         -----------------------------------------------------------------
                                                                 (Unaudited)

                                                                   Asia
                                          Europe     Americas    Pacific      Africa   Corporate    Total
                                        ---------   ---------   ---------   ---------  ---------  ---------
Gross revenue from external customers   $  79,238   $  61,542   $  65,154   $  29,724   $    --   $ 235,658
                                        =========   =========   =========   =========   =======   =========

Net revenue                             $  21,802   $  21,708   $  14,841   $  18,578   $    --   $  76,929
Staff costs                                11,386      13,249       6,637       7,389       959      39,620
Depreciation                                  759         638         459         410        71       2,337
Other operating expenses                    6,328       6,943       4,538       7,759     1,492      27,060
                                        ---------   ---------   ---------   ---------   -------   ---------
Operating income/(loss)                 $   3,329   $     878   $   3,207   $   3,020   $(2,522)      7,912
                                        =========   =========   =========   =========   =======
Interest expense, net                                                                                  (370)
Losses on foreign exchange                                                                             (371)
                                                                                                  ---------
Pretax income                                                                                         7,171
Income tax expense                                                                                   (2,078)
                                                                                                  ---------
Income before minority interests                                                                  $   5,093
                                                                                                  =========


                                                       Three Months Ended April 30, 2001
                                         ---------------------------------------------------------------------
                                                                  (Unaudited)

                                                                   Asia
                                          Europe      Americas    Pacific      Africa    Corporate     Total
                                        ---------    ---------   ---------   ---------   ---------   ---------
Gross revenue from external customers   $  64,568    $  65,782   $  55,105   $  29,517   $      --   $ 214,972
                                        =========    =========   =========   =========   =========   =========

Net revenue                             $  14,876    $  23,968   $  13,358   $  21,974   $      --   $  74,176
Staff costs                                 8,630       14,430       6,228       8,868       1,094      39,250
Depreciation                                  580          635         380         637          74       2,306
Amortization of goodwill                      149          732         304          78          --       1,263
Other operating expenses                    3,834        7,532       4,144      10,421         122      26,053
                                        ---------    ---------   ---------   ---------   ---------   ---------
Operating income/(loss)                 $   1,683    $     639   $   2,302   $   1,970   $  (1,290)      5,304
                                        =========    =========   =========   =========   =========
Interest expense, net                                                                                     (215)
Losses on foreign exchange                                                                                 (79)
                                                                                                     ---------
Pretax income                                                                                            5,010
Income tax expense                                                                                        (848)
                                                                                                     ---------
Income before minority interests                                                                     $   4,162
                                                                                                     =========


UTi WORLDWIDE INC.
AMORTIZATION IMPACT OF ADOPTION OF SFAS NO. 142
"GOODWILL AND OTHER INTANGIBLE ASSETS"
(in thousands, except per share amounts)

                                                              Three Months Ended April 30,
                                                              ----------------------------
                                                                 2002        2001
                                                                ------      ------
                                                                   (Unaudited)
Operating income:
    As reported                                                 $7,912      $5,304
    Add back amortization of goodwill                               --       1,263
                                                                ------      ------
            Adjusted operating income                           $7,912      $6,567
                                                                ======      ======


Net income:
   As reported                                                  $4,757      $4,020
   Add back amortization of goodwill, net of tax benefit            --       1,200
                                                                ------      ------
             Adjusted net income                                $4,757      $5,220
                                                                ======      ======


Diluted earnings per share:
   As reported                                                  $ 0.18      $ 0.16
   Add back amortization of goodwill, net of tax benefit            --        0.05
                                                                ------      ------
              Adjusted diluted earnings per ordinary share      $ 0.18      $ 0.21
                                                                ======      ======


                                      -11-